Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations	Nimish P. Patel A Professional Corporation (310) 312-3102 Phone (310) 231-8302 Fax nxp@msk.com

June 7, 2018

Via Edgar

Anne Nguyen Parker Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance Office of Transportation and Leisure 100 F Street, N.E. Washington, D.C. 20549

Re:	HyreCar Inc.
Registration Statement on Form S-1
Filed May 23, 2018
File No. 333-225157

Ladies and Gentlemen:

On behalf of HyreCar Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated June 5, 2018 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1, filed on May 23, 2018. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The Company advises the Staff that it publicly filed Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”) on June 7, 2018, which includes changes to reflect responses to the Staff’s comments. The page references in our responses are to the revised prospectus included in the Registration Statement.

General

1.	We note that you refer to “underwriters” throughout the prospectus. We also note that the only underwriter listed in the filing is Network 1 Financial Securities, Inc. Please revise for consistency or advise if you plan to add additional underwriters in subsequent amendments.

The Company plans to add additional underwriters in a subsequent amendment.

11377 West Olympic Boulevard, Los Angeles, California 90064-1683 Phone: (310) 312-2000 Fax: (310) 312-3100 Website: www.msk.com

Risk Factors, page 11

2.	We note that your amended and restated articles of incorporation include an exclusive forum selection clause. We also note your discussion on page 55 of the anti-takeover effects of certain provisions of your charter documents. Please include a risk factor addressing the risks raised by the forum selection clause and other provisions of your charter documents.

In response to the Staff’s comment, the Company has included risk factors addressing the risks raised by the forum selection clause and other provisions of the Company’s charter documents.

Capitalization, page 21

3.	Include within the capitalization table, the convertible debt, net of discount as shown on the face of the March 31, 2018 balance sheet at page F-3. The amount should be included in the actual and pro forma columns and included within the total capitalization amount. To the extent you intend to repay the outstanding principal plus accrued interest of the Notes with the use of net proceeds, as disclosed on page 19, please also reflect the repayment in the pro forma as adjusted column with a footnote to the table thereof.

In response to the Staff’s comment, the Company has included within the capitalization table, including in the actual and pro forma columns and the total capitalization amount, the convertible debt, net of discount, as shown on the face on the March 31, 2018 balance sheet. The Company does not intend to pay the outstanding principal plus accrued interest of the Notes with the use of net proceeds. Accordingly, it has revised the disclosure on page 19.

4.	In addition to displaying the actual number of common shares outstanding at March 31, 2018, expand the tabular line item description for common stock to disclose the number of issued and outstanding shares for the pro forma and pro forma as adjusted balances.

In response to the Staff’s comment, the Company has expanded the tabular line item description for common stock to disclose the number of issued and outstanding shares for the pro forma and pro forma as adjusted balances.

Dilution, page 22

5.	We note your response to prior comment 1. However, your disclosures and computation in the second paragraph for the historical net tangible book value (deficit) as of March 31, 2018 should be based on the total tangible assets less total liabilities equating to the deficit in book value of $(2,803,987) rather than $(4,395,873). We note your deficit amount excludes the historical convertible preferred stock balance. Please revise the related computations and disclosures therein to include the convertible preferred stock amount as part of total shareholders’ deficit. The net book value per share should be based only on the historical number of common shares issued and outstanding.

In response to the Staff’s comment, the Company has revised the related computations and disclosures in the second paragraph for the historical net tangible book value (deficit) as of March 31, 2018 to include the convertible preferred stock amount as part of total shareholders’ deficit.

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6.	Refer to the third paragraph. In the last sentence, disclose that the reason for the vesting of the 264,285 shares of restricted stock granted to consultants is based on the qualifying financing event of your IPO being at least $10,000,000. Refer to disclosure in the first paragraph under Shares for Services on page F-16.

In response to the Staff’s comment, the Company has revised the last sentence to disclose that the reason for the vesting of the 264,285 shares of restricted stock granted to consultants is based on the qualified financing event of your IPO being at least $10,000,000.

Note 2 – Summary of Significant Accounting Policies

New Accounting Standards, page F-12

7.	We note your disclosure that you determined that the adoption of the new revenue recognition standard on January 1, 2018 had no material impact to your financial statements. However, we also note your revenue recognition policy and related disclosures are pursuant to ASC Topic 605, the former standard. We further note that you are an emerging growth company and you appear to be delaying the adoption of newly issued accounting standards until they are applicable to non-reporting companies (by not checking the box on the cover page of the Form S-1 that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act). Please advise whether you adopted ASC 606 and revise your disclosures for consistency accordingly.

The Company has revised its disclosure to clarify that its revenue recognition policies are pursuant to ASC Topic 605. The Company has not adopted ASC 606.

If you have any questions regarding the responses set forth above, please do not hesitate to contact me or Blake Baron, Esq. at (310) 312-3102 or (917) 546-7709, respectively.

Sincerely,

/s/ Nimish Patel
Nimish Patel, Esq.

cc:	Joseph Furnari, HyreCar, Inc.
Blake Baron, Mitchell Silberberg & Knupp LLP
Philip Magri, Magri Law, LLC

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